4AA


03050487

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Eurotunnel SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED MAY 20 2003 THOMSON FINANCIAL

FILE NO. 82- 2999 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 5/8/03



Eurotunnel 2002

www.eurotunnel.com

Comptes Annuels / Annual Accounts


EURO
TUNNEL



Comptes Annuels 2002 Annual Accounts

> Sommaire général / General contents

Comptes Combinés

> Sommaire

Ce document doit être lu en relation avec le rapport de gestion du Groupe (intitulé Rapport Annuel Abrégé) qui est joint.

Eurotunnel 2002

www.eurotunnel.com

Rapport Annuel Abrégé / Summary Annual Report



9702

Message aux actionnaires / Message to shareholders

Charles Mackay _ Président du Conseil Commun [illegible] Groupe Eurotunnel / Chairman of the Joint Board, Eurotunnel Group, Chairman, [illegible]
Richard Shirrefs _ Directeur Général du Groupe [illegible] / Chief Executive, Eurotunnel Group
Président-Directeur Général, [illegible]



Eurotunnel a accompli des progrès significatifs en 2002 en dépit d'un environnement difficile. Le net ralentissement de l'économie a conduit à des volumes sur les marchés camions et passagers inférieurs aux prévisions. Toutefois, grâce à une grande amélioration de la qualité de service et à une augmentation des prix moyens dans les deux activités camions et passagers, nous avons réalisé une solide progression du chiffre d'affaires en provenance de notre activité cœur de métier, l'exploitation des navettes.

Nous n'avons cessé d'insister auprès des deux gouvernements afin qu'ils prennent des mesures fortes pour régler le problème des incursions de clandestins sur notre terminal de Coquelles. Des actions ont finalement été entreprises qui ont abouti à la fermeture du centre de Sangatte à la fin de l'année et au rétablissement de l'ordre public aux alentours de notre Terminal. Depuis, il n'y a pratiquement plus de tentatives d'incursions. Nos propres niveaux de sécurité, qui ont permis de protéger notre activité des perturbations en 2002, restent élevés, mais il est impératif que les gouvernements continuent d'assurer l'ordre public.

Notre détermination à contrôler nos dépenses a été maintenue et a permis de stabiliser nos charges au niveau de l'an dernier grâce à une amélioration de notre productivité et ce malgré la pression à la hausse des coûts de nature externe, notamment les primes d'assurances et les coûts de sécurité. Nos dépenses d'investissement ont fortement diminué, dans la mesure où le programme d'extension des navettes camions touche à sa fin. Les opérations financières que nous avons réalisées en 2002 ont abouti à une diminution des charges d'intérêt et à une réduction nette de notre dette de 686 millions d'euros.

De ce fait, nous avons ramené notre perte sous-jacente de 212 millions d'euros à 144 millions d'euros. De façon également significative, nous avons atteint notre objectif d'équilibre de trésorerie, objectif que nous nous étions fixé il y a trois ans dans un contexte plus favorable. Nous regrettons que le cours de l'action reste déprimé alors que nous avons réalisé en 2002 des progrès opérationnels et financiers aussi significatifs.

Il nous reste encore beaucoup à faire : notre dette est encore trop élevée et nous n'avons encore procuré à nos actionnaires aucun retour sur leur investissement. Nous devons continuer à améliorer les performances de notre activité cœur de métier, l'exploitation des navettes. Nous devons encore réduire nos coûts partout où cela est possible. Nous devons exploiter toutes les opportunités restantes pour alléger le poids de la dette. Nous devons travailler durement pour assurer la nécessaire augmentation de nos revenus à long terme, et en démontrer le potentiel.

A court terme, la faiblesse actuelle de l'environnement économique et le climat d'incertitude générale aux plans géopolitique, économique et financier vont probablement limiter notre capacité à augmenter les volumes et les prix moyens. Toutefois, le positionnement d'Eurotunnel sur son marché et les hauts niveaux de qualité de service que nous offrons nous mettent en bonne position pour bénéficier de l'amélioration des conditions de marché lorsqu'elle interviendra. Notre objectif est de nous maintenir à l'équilibre de trésorerie en 2003, ce qui requiert une progression de notre trésorerie d'exploitation pour couvrir des charges d'intérêt plus élevées qu'en 2002 où une réduction non récurrente de 26 millions d'euros était intervenue.

>>> Suite p.02

Eurotunnel made significant progress during 2002 despite a difficult external environment. The marked slowdown in the economy led to volumes in the truck and passenger markets below expectations. However, with greatly improved service quality and higher yields from both the truck and passenger services, we achieved solid revenue growth from our core shuttle business.

We have persistently called for decisive action by both governments to deal with incursions onto our French terminal by asylum seekers. Action has finally been taken resulting in the closure of the Sangatte centre at the end of the year, and a firm re-imposition of public order in the area. As a result, attempted incursions have all but stopped. Our own security levels, which allowed us to protect our services from disruption throughout 2002, remain high, but it is imperative that the governments continue to maintain public order.

Our commitment to controlling spending continued, and despite significant upward pressure from external sources, notably insurance premiums and security costs, improved productivity led to operating costs being held at last year's levels. Our capital expenditure dropped sharply as the truck shuttle expansion programme nears completion. The financial operations we completed in 2002 led to lower interest charges and a £446 million net debt reduction.

As a result, we reduced our underlying loss from £147 million to £105 million. Equally significantly, we achieved our objective of reaching cash breakeven in 2002, a target that we set ourselves three years ago in an easier world. We are disappointed that our share price remains depressed, despite having delivered such significant financial and operational improvements in 2002. We still have much to do: our debts are still too high and we have not yet delivered returns to our shareholders. We will continue to improve the performance of our core shuttle business. We will further reduce our costs wherever possible. We will seek to exploit all the remaining opportunities to reduce the debt burden. We will work hard on securing the necessary growth in our revenues in the longer term.

In the short term, the current weak economic environment and general geopolitical, economic and financial uncertainty is likely to limit our ability to build volumes and yields. However, Eurotunnel's market position and high quality service levels mean that we are well placed to benefit as market conditions improve. Our objective is to maintain cash breakeven in 2003, which will require continued growth in our operating cash flow to cover higher interest charges than in 2002 (which benefited from £17 million non-recurring reductions).

Longer term, part of our revenues will depend on the success of the through-rail services currently operated by Eurostar, SNCF and EWS, particularly after the Minimum Usage Charge ceases at the end of 2006. The traffic levels delivered by these operators are significantly below the forecasts provided by the national railways before the decision to build the Channel Tunnel was taken - less than half the number of passengers, and less than a third of the rail freight

>>> Continued p.02


EURO
TUNNEL

_Chiffres clés / Key figures


2001
2002

903 M€ 914 M€
£574m £581m

Produits d'exploitation / Total turnover
(£1 = € 1.573)


3.000 Md €
2.625 Md €
2.225 Md €
1.875 Md €
1.500 Md €
1.125 Md €
0.750 Md €
0.375 Md €
0 Md €
Eurotunnel Euronext, Paris
Eurotunnel London Stock Exchange
£2.00bn
£1.75bn
£1.50bn
£1.25bn
£1.00bn
£0.75bn
£0.50bn
£0.25bn
£0bn
2000
2001
2002

Capitalisation boursière (Md€) / Market capitalisation (£bn)


2001
2002

317 M€ 326 M€
£188m £194m

Résultat d'exploitation / Operating profit
(£1 = € 1.573)


Indice 100 au 2 janvier 1998 /
Indexed to 2 January 1998
220
200
180
160
140
120
100
80
60
SBF 120
Eurotunnel
Paris
1998
1999
2000
2001
2002

Cours du titre à Paris / Paris share price


2001
2002

– 212 M€ – 144 M€
– £147m – £105m

Perte sous-jacente publiée / Underlying loss reported


Indice 100 au 2 janvier 1998 /
Indexed to 2 January 1998
180
160
140
120
100
80
60
Eurotunnel
London
FTSE 250
1998
1999
2000
2001
2002

Cours du titre à Londres / London share price

Au 31 décembre 2002, le nombre d'actions s'élevait à 2 362 361 164. The number of units in issue on 31 December 2002 was 2,362,361,164.



+3%

Croissance du résultat d'exploitation (326 M€ en 2002) / Increase in operating profit (£194m in 2002)

£446m

Réduction de la dette (686 M€) / Debt reduction

Répartition du capital / Capital breakdown



1
2
3

1. Institutionnels / Institutions 51 %
2. Individuels / Individuals 43 %
3. Banques / Banks 6 %

Au 31 décembre 2002, Eurotunnel comptait 733 628 actionnaires (2001 – 762 800). Il y a 729 648 actionnaires individuels, dont 80 % en France (nominatif et porteur) et 20 % en Angleterre, représentant 43 % du capital (47 % au 31 décembre 2001).

As of 31 December 2002, Eurotunnel had 733,628 shareholders (2001 – 762,800). There are 729,648 individual shareholders, of which 20% are UK registered and 80% are French registered or bearer shareholders, representing 43% of the share capital (47% at 31 December 2001).

Message aux actionnaires / Message to shareholders

À plus long terme, une partie de nos revenus dépendra du succès des services ferroviaires transmanche actuellement exploités par Eurostar, la SNCF et EWS, en particulier après 2006 lorsque le régime des charges minimales garanties disparaîtra. Les volumes de trafic enregistrés par ces opérateurs sont considérablement inférieurs aux prévisions fournies par les réseaux ferroviaires nationaux avant que ne soit prise la décision de construire le Tunnel sous la Manche : ils se situent à moins de la moitié du nombre de passagers et moins d'un tiers du tonnage de marchandises que ce qu'ils avaient prévu.

L'ouverture du premier tronçon de la ligne à grande vitesse en Angleterre prévue fin 2003 et du deuxième tronçon en 2007 ainsi que de la ligne à grande vitesse hollandaise qui devrait avoir lieu en 2007, procureront des opportunités de croissance pour Eurostar. La libéralisation du marché européen du fret ferroviaire créera pour Eurotunnel un contexte favorable pour jouer un rôle plus actif dans le développement de celui-ci, en partenariat avec les opérateurs ferroviaires existants, là où ce sera possible. Toutefois, les gouvernements français et britannique doivent jouer un rôle plus actif et plus coordonné pour assurer le développement des services ferroviaires transmanche afin de justifier leurs propres investissements massifs directs et indirects dans les infrastructures qui entourent le Tunnel sous la Manche.

Nous avons maintenant un bilan plus stable. Notre service de navettes est solide et constitue un succès commercial. Notre challenge est maintenant de travailler avec les opérateurs ferroviaires et les gouvernements pour bâtir sur le long terme une croissance du trafic ferroviaire transmanche.

>>>

tonnage. The opening of the first stage of the UK high-speed line in late 2003 and the second stage in 2007, and the completion of the Dutch high-speed line in 2007, will provide significant growth opportunities for Eurostar. Liberalisation of the European rail freight market provides a favourable context for Eurotunnel to play a more active role in rail freight development, in partnership with the existing railways where possible. However, the British and French governments must play a more active and co-ordinated role in ensuring the development of through-rail services in order to justify their own massive direct and indirect investments in the infrastructure surrounding the Channel Tunnel.

We now have a more stable balance sheet. Our shuttle business is strong and commercially successful. Our challenge now is to work with the railway operators and the governments to develop long term growth in through rail traffic.

7 February 2003

7 février 2003

2 A

_Profil / Company profile

Eurotunnel gère l'infrastructure du Tunnel sous la Manche et exploite deux types de navettes : des navettes fret transportant des camions et des navettes passagers transportant des voitures et des autocars entre Coquelles (France) et Folkestone (Royaume-Uni). Eurotunnel est leader sur le marché transmanche. Eurotunnel perçoit aussi des péages de la part d'autres compagnies ferroviaires qui utilisent le Tunnel (Eurostar pour les passagers ferroviaires, la SNCF et EWS pour les trains de marchandises). Eurotunnel est cotée à Paris, Londres et Bruxelles.

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.



Les membres des Comités / Members of Board Committees

Le Comité d'Audit /
The Audit Committee
Baron Guy de Wouters*, Vivienne Cox, Keith Edelman, François Jaclot, Philippe Lagayette, Charles Petruccelli

Le Comité de Rémunération /
The Remuneration Committee
Roy Chapman*, Michel Combes, Keith Edelman, Philippe Lagayette, Lord Tugendhat, Baron Guy de Wouters

Le Comité de Nomination /
The Nomination Committee
Charles Mackay*, Roy Chapman, Michel Combes, Keith Edelman, Philippe Lagayette, Lord Tugendhat, Baron Guy de Wouters

Le Comité de Sécurité, Sûreté et Environnement /
The Safety, Security and Environment Committee
Chris Green*, Michel Combes, Vivienne Cox, Yves Déjou, Charles Petruccelli

*** Président du Comité /** Chairman of Committee

Administrateurs Indépendants Senior / The Senior Independent Non-executive Directors
France : Baron Guy de Wouters
UK: Lord Tugendhat

L'équipe de direction /
Senior Executives

Alain Bertrand > **Directeur Relations Ferroviaires, Programme et Développement /** Railway Services, Planning & Development Director. Alison Bourgeois > **Directeur Communication /** Communications Director. Roger Burge > **Directeur Financier /** Chief Financial Officer. Bill Dix > Directeur

Gouvernement d'entreprise / Corporate governance

Managing Director, Shuttle Services.
Dave Pointon > **Directeur Technique** / Technical Director.
Pascal Sainson > **Directeur Division Business Services** / Business Services Director.

Le Conseil, soucieux de tirer le meilleur parti des standards français et britanniques en matière de gouvernement d'entreprise, confirme que le Groupe respecte les principes du Code du Comité sur le Gouvernement d'Entreprise publié au Royaume-Uni en juin 1998 et l'essentiel des recommandations des Rapports Viénot et Bouton publiés en France en 1995, 1999 et 2002. Le Conseil Commun s'est réuni huit fois en 2002. Quatre comités sont en place.

The Board aims to adopt the best practices in Corporate Governance in the UK and France. Eurotunnel applies the principles set out in the UK Combined Code of the Committee on Corporate Governance, published in June 1998, and the main recommendations of the reports of the Viénot and Bouton Committees published in France in 1995, 1999 and 2002. The Board met eight times in 2002. Four standing committees are in operation.

Les membres du Conseil

Dans un but de concision, un seul mandat est mentionné par groupe de sociétés dans la liste ci-dessous.
Une liste complète est présentée dans les Comptes Combinés d'Eurotunnel.

Charles Mackay (né le 14/04/1940) > Membre du Conseil Commun depuis 1997 : Président du Conseil Commun du Groupe Eurotunnel ; Chairman, Eurotunnel plc ; Chairman, TDG plc ; Deputy Chairman, Thistle Hotels plc ; Director (Administrateur), Johnson Matthey plc ; Membre du Conseil INSEAD.
Richard Shirrefs (né le 07/05/1955) > Membre du Conseil Commun depuis le 1er janvier 2002 : Directeur Général du Groupe Eurotunnel ; Président-Directeur Général, Eurotunnel SA. Roy Chapman (né le 30/11/1936) > Membre du Conseil Commun depuis 1995 : Chairman, Royal Mail Pension Fund ; Chairman, AEA Technology Pension Fund. Michel Combes (né le 29/03/1962) > Membre du Conseil Commun depuis 2000 : Directeur Financier, France Télécom.
Vivienne Cox (née le 29/05/1959) > Membre du Conseil Commun depuis 2001 : Group Vice President, Integrated Supply and Trading, BP plc.
Yves Déjou (né le 10/11/1942) > Membre du Conseil Commun depuis 1997 : Directeur Général, ABX Logistics (France) SA ; Administrateur, SNTN Calberson.
Keith Edelman (né le 10/07/1950) > Membre du Conseil Commun depuis 1995 : Managing Director, Arsenal Holdings plc ; Chairman, Glenmorangie plc.
Chris Green (né le 07/09/1943) > Membre du Conseil Commun depuis 1995 : Chief Executive, Virgin Trains. François Jaclot (né le 01/05/1949) > Membre du Conseil Commun depuis le 19 juillet 2002 : Administrateur-Directeur Général du Groupe Suez ; Administrateur, LD Com, M6. Philippe Lagayette (né le 16/06/1943) > Membre du Conseil Commun depuis 1993 : Président-Directeur Général, JP Morgan et Cie SA ; Managing Director et Président du Comité de Direction à Paris de JP Morgan Chase Bank ; Administrateur, La Poste : Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée.
Charles Petruccelli (né le 14/08/1951) > Membre du Conseil Commun depuis 1996 : Président, Global Travel Services, American Express Company.
Lord Tugendhat (né le 23/02/1937) > Membre du Conseil Commun depuis 1991 : Chairman (Europe), Lehman Brothers Ltd ; Director (Administrateur), Rio Tinto plc.
Baron Guy de Wouters (né le 01/10/1930) > Membre du Conseil Commun depuis 1989 : Président, Compagnie Financière de la Trinité ; Administrateur, Wendel Investissement.

>>

Board members

For the sake of brevity, directorships within the same group of companies are not included in the following list.
A full list can be found in the Combined Accounts of Eurotunnel.

Charles Mackay (born 14/04/1940) > Joined Eurotunnel Board 1997: Chairman of the Joint Board, Eurotunnel Group; Chairman, Eurotunnel plc; Chairman, TDG plc; Deputy Chairman, Thistle Hotels plc; Director, Johnson Matthey plc; Member of the Board, INSEAD.
Richard Shirrefs (born 07/05/1955) > Joined Eurotunnel Board 1 January 2002: Chief Executive, Eurotunnel Group; Président-Directeur Général, Eurotunnel SA.
Roy Chapman (born 30/11/1936) > Joined Eurotunnel Board 1995: Chairman, Royal Mail Pension Fund; Chairman, AEA Technology Pension Fund.
Michel Combes (born 29/03/1962) > Joined Eurotunnel Board 2000: Chief Financial Officer, France Télécom. Vivienne Cox (born 29/05/1959) > Joined Eurotunnel Board 2001: Group Vice President, Integrated Supply and Trading, BP plc. Yves Déjou (born 10/11/1942) > Joined Eurotunnel Board 1997: Directeur Général, ABX Logistics (France) SA; Director, SNTN Calberson. Keith Edelman (born 10/07/1950) > Joined Eurotunnel Board 1995: Managing Director, Arsenal Holdings plc; Chairman, Glenmorangie plc. Chris Green (born 07/09/1943) > Joined Eurotunnel Board 1995: Chief Executive, Virgin Trains. François Jaclot (born 01/05/1949) > Joined Eurotunnel Board 19 July 2002: Administrateur-Directeur Général du Groupe Suez; Administrateur (Director), LD Com, M6. Philippe Lagayette (born 16/06/1943) > Joined Eurotunnel Board 1993: Président-Directeur Général, JP Morgan et Cie SA; Managing Director and Chairman of the Paris Management Committee of JP Morgan Chase Bank; Administrateur (Director), La Poste; Membre du Conseil de Surveillance, Pinault Printemps Redoute, Club Méditerranée. Charles Petruccelli (born 14/08/1951) > Joined Eurotunnel Board 1996: President, Global Travel Services, American Express Company. Lord Tugendhat (born 23/02/1937) > Joined Eurotunnel Board 1991: Chairman (Europe), Lehman Brothers Ltd; Director, Rio Tinto plc. Baron Guy de Wouters (born 01/10/1930) > Joined Eurotunnel Board 1989: Chairman, Compagnie Financière de la Trinité; Administrateur (Director), Wendel Investissement.

3A

Navettes camions


EURO
TUNNEL



Croissance soutenue du chiffre d'affaires et trafic

Croissance soutenue de l'activité navettes camions d'Eurotunnel en 2002, avec une augmentation solide du chiffre d'affaires et une hausse de trafic de 3 %. La qualité de service a été un point clé en 2002 avec des niveaux records de fiabilité et de ponctualité atteints.

>> Part de marché

41 %

> Forte croissance du chiffre d'affaires en 2002

Eurotunnel a réalisé un fort taux de croissance du chiffre d'affaires de l'activité navettes camions en 2002 grâce à l'effet combiné des prix moyens plus élevés et d'une augmentation de trafic de 3 %. La croissance du marché du Détroit sur l'année a atteint 4 %, ce qui reflète une croissance, légèrement en baisse de 3 % au 4e trimestre. Eurotunnel a conservé sa position de leader avec une part de marché sur l'année en baisse de moins d'un point, à 41 %, tout en maintenant une position ferme sur les prix tout au long de l'année. Au 4e trimestre, la part de marché est revenue au taux de l'année précédente, à 42 %. Des niveaux records de fiabilité et de ponctualité ont été atteints en 2002, grâce aux initiatives prises en terme de qualité de service.

> Le programme de développement augmente la capacité des navettes camions

Après l'ouverture de deux nouvelles voies et plateformes sur les terminaux en France et au Royaume-Uni, Eurotunnel est sur le point de terminer son programme de développement des navettes camions. Ces travaux représentent le premier programme important d'expansion de la capacité des terminaux depuis l'ouverture du Tunnel sous la Manche en 1994. Une navette camions supplémentaire a été mise en service commerciale en 2002, portant la flotte totale à 14 navettes. Deux navettes supplémentaires sont prévues pour une mise en service en 2003. Le premier modèle de la nouvelle flotte de locomotives plus puissantes a été mis en circulation dans le Tunnel sous la Manche en 2002. Ces locomotives d'une puissance de 7 MW, sont les plus puissantes du monde et sont destinées à tracter les navettes camions. 37 locomotives de la flotte initiale d'Eurotunnel, d'une puissance de 5,6 MW passeront à une puissance de 7 MW au cours des six prochaines années.

> Actualités

> Davantage de départs en période de pointe

Eurotunnel offre désormais jusqu'à 725 départs de navettes camions par semaine, dans chaque sens. En période de forte affluence, il y a un départ toutes les dix minutes, de 15 heures à 2 heures les mardis, mercredis et jeudis.

> Niveau record hebdomadaire de camions transportés

Eurotunnel a battu son record du plus grand nombre de camions transportés en une semaine, pendant la période avant Noël 2002, avec plus de 29 000 camions transportés.



Ponctualité en 2002
Punctuality in 2002

98%

départ dans les 10 minutes qui suivent l'heure de départ planifiée /
departing within 10 minutes of planned departure time

>>>

Augmentation modeste du chiffre d'affaires du transport des voitures et des autocars

Eurotunnel affiche en 2002 une augmentation modeste du chiffre d'affaires de l'activité navettes passagers grâce à sa stratégie de gestion des prix moyens et en dépit d'une baisse de trafic.

>> Part de marché

47 %

> Modeste croissance du chiffre d'affaires

Le marché voitures sur l'ensemble du Détroit a baissé de 2 % sur toute l'année, bien que le marché ait baissé de 8 % au 4e trimestre. Eurotunnel a conservé sa position de leader avec 47 % de part de marché, une baisse de 3 points par rapport à 2001. La part de marché est revenue au niveau de l'année précédente au 4e trimestre, à 52 %.

Pour l'activité autocars, Eurotunnel a réussi une croissance solide du chiffre d'affaires, due aux hausses de prix introduites en début d'année, et en particulier à une forte performance au 2d semestre où le trafic a augmenté. Le marché des autocars sur l'ensemble du Détroit a progressé de 4 %, la part de marché d'Eurotunnel baissant de trois points, à 33 %. La croissance du marché au 4e trimestre était de 8 % avec le trafic d'Eurotunnel en hausse de 12 %, soit plus d'un point sur le 4e trimestre de 2001, à 42 %.

> Davantage de raisons de voyager

Eurotunnel continue à privilégier la qualité de service et la stratégie marketing de promotion de la destination. La priorité donnée à la qualité de service et à des initiatives inscrites dans le cadre d'un programme «Service Excellence», s'est traduite par un niveau élevé de satisfaction de la clientèle. Au cours de l'année, Eurotunnel a lancé avec succès un nouveau guide de voyage en partenariat avec la «Commonwealth War Graves Commission», destiné à encourager les voyageurs individuels à visiter des champs de bataille, des monuments commémoratifs ainsi que des musées en France et en Belgique. Dans le cadre du développement de la Cité de l'Europe, trois nouveaux hôtels ont été ouverts en novembre, dans le but d'encourager les visiteurs à prolonger leur séjour sur la Côte d'Opale.

> Actualités

> Réussite du site internet

Plus de 40 % des réservations sont effectuées sur internet au www.eurotunnel.com, où les clients ont maintenant la possibilité de commander leurs assurances voyages, de réserver leurs hôtels et restaurants et de commander à l'avance leurs achats à partir de nos magasins accessibles sur le terminal français.



Navettes passagers



Continued growth in revenue and volume

2002 was another year of growth for Eurotunnel's truck business with solid revenue gains and a 3% volume increase. Service quality was a key focus during the year with record levels of reliability and punctuality.

>>
Market share

41%

> Strong growth in 2002 revenues

Eurotunnel achieved strong revenue growth from the truck shuttle business in 2002 through a combination of higher yields and a 3% increase in volumes. Short straits market growth was 4% for the year reflecting slightly lower growth of 3% for the fourth quarter. Eurotunnel maintained its market leadership with its full year share down less than one point to 41% despite having held a firm stance on pricing throughout the year. For the fourth quarter, market share returned to the prior year level of 42%. High levels of reliability and punctuality were achieved throughout 2002 as a result of service quality initiatives.

> Development plan boosts truck capacity

Eurotunnel has almost completed its truck shuttle development plan with the opening of two new tracks and platforms in both the UK and France. This represented the first major expansion of terminal capacity since the Channel Tunnel opened in 1994. One further truck shuttle entered commercial service in 2002 bringing the operational fleet to 14 shuttles. Two further shuttles are expected to enter commercial service in 2003. The first of a new fleet of more powerful locomotives began operating through the Channel Tunnel in 2002. These 7MW locomotives which are the most powerful locomotives in the world are dedicated to hauling truck shuttles. 37 of Eurotunnel's original fleet of 5.6MW locomotives will be upgraded to 7MW over the next six years.

> News

> More peak departures

Eurotunnel now offers up to 725 truck shuttle departures a week in each direction. During peak periods, there are departures every ten minutes, operating from 15:00 to 02:00 on Tuesdays, Wednesdays and Thursdays.

> A new record week for truck carryings

Eurotunnel recorded its highest ever-weekly truck carryings in the run up to Christmas 2002 with over 29,000 trucks carried in a single week.



Ponctualité en 2002
Punctuality in 2002

97%

départ dans les 10 minutes qui suivent l'heure de départ planifiée /
departing within 10 minutes of planned departure time





Modest revenue growth from car and coach businesses

Eurotunnel delivered modest revenue growth from the passenger car business in 2002 as a result of its yield management strategy and despite declining volumes.

> Market share

47%

> Modest revenue growth

The rate of decline in the short straits car market reduced to 2% for the full year, although it declined by 8% in the fourth quarter. Eurotunnel retained its market leadership with a 47% share, three points lower than 2001. Market share recovered to the prior year level of 52% in the fourth quarter.

In the coach market, Eurotunnel achieved sound revenue growth as a result of price increases introduced at the beginning of the year, and with a particularly strong performance in the second half as volumes increased. The short straits coach market grew by 4% with Eurotunnel's share down by three points to 33%. Market growth in the fourth quarter was 8% with Eurotunnel volumes rising by 12% and market share up more than a point on the fourth quarter of 2001 to 42%.

> More reasons to travel

Eurotunnel continues to focus on service quality and destination marketing. The focus on service quality and service excellence initiatives led to high customer satisfaction ratings. During the year, Eurotunnel successfully launched a new travel guide in conjunction with the Commonwealth War Graves Commission designed to encourage independent travellers to visit former battlefields, memorials, and museums in France and Belgium. In November, three new hotels opened as part of the Cité de l'Europe development with the aim of encouraging visitors to extend their stay in the Côte d'Opale region.

> News

> Online success

Over 40% of bookings are made via the internet at www.eurotunnel.com where customers can now book insurance, arrange hotel accommodation and restaurant reservations, and pre-order goods from our shops in the French terminal.

7A



>>>
Fond Pignon
Un barrage de terre dans lequel ont été stockés plus de 5 millions de m^3 de déblais extraits par les tunneliers pendant la construction. Il est devenu un lieu très apprécié par les oiseaux migrateurs et la gestion écologique de ce site a été confiée au Conservatoire du Littoral.

An earth dam containing over 5 million m^3 of spoil excavated during the construction of the Tunnel. The dam has now become a birdwatchers' haven, and the ecological preservation of this area has been given to the "Conservatoire du Littoral".





Développement durable

La responsabilité environnementale

> Politique

Pour Eurotunnel, la protection de l'environnement est un paramètre important dans la gestion de la société.

> Tri sélectif des déchets / gestion des énergies

Eurotunnel améliore constamment ses performances en matière d'environnement. La société a développé plus amplement un programme de gestion de déchets industriels spécifiques tels que batteries, solvants, piles, plaquettes de frein, tubes d'éclairage, et de déchets industriels ordinaires tels que ferraille, végétaux, papier, gravats, pneus. Une zone centrale à déchets a été créée sur chaque terminal.
La société a défini un programme d'économies d'énergie, et envisage, pour l'avenir, l'utilisation de sources d'énergie renouvelable.

> Equilibre biologique

Dès la fin de la période de construction, Eurotunnel a mis en place un suivi faunique et floristique de ses deux terminaux pour mieux comprendre l'évolution écologique d'espèces protégées ou non dans leur environnement naturel. Ce travail a démontré la haute valeur patrimoniale des deux sites français et britannique. Il a également démontré que la faune et la flore continuent de prospérer en dépit de l'augmentation des activités liées à l'exploitation. Cependant le déboisement de 50 hectares d'arbres et arbustes dans le but de dissuader les clandestins d'entrer sur le terminal français a inévitablement provoqué la destruction de certains habitats.

> Système de gestion de l'environnement d'Eurotunnel

Le Conseil d'Administration veille, par l'intermédiaire du Comité de Sécurité, de Sûreté et d'Environnement, comprenant cinq Administrateurs non-dirigeants, au respect des règles d'environnement. Sur le plan de l'organisation, la direction Sécurité, Qualité, Hygiène et Environnement est directement rattachée au Directeur Général du Groupe et a la responsabilité de la mise en œuvre de la politique environnementale et de son suivi. Eurotunnel a mis en place un système de gestion environnementale fondé sur les exigences de la norme ISO 14001 permettant d'identifier, de gérer et de veiller à l'activité de la société et à son impact sur l'environnement.

> Dépenses

En 2002, les coûts concernent notamment : la mise en conformité des bassins, celle des zones de stockage des produits polluants dans les ateliers, l'amélioration des plateformes de stockage de boue, la mise en place de la collecte sélective des déchets, afin de respecter la législation en constante évolution.
Pour obtenir des informations complémentaires, consultez le Rapport Environnement 2002 d'Eurotunnel, disponible sur :
www.eurotunnel.com

La responsabilité sociale

> Effectifs

Les effectifs ont sensiblement baissé, de 3 549 au 1er janvier 2002 (dont 3 496 en contrat à durée indéterminée) à 3 427 (dont 3 400 en contrat à durée indéterminée) au 31 décembre 2002. Cette évolution s'est faite par un turnover naturel.

> Temps de travail

La durée collective hebdomadaire de travail est de 37 h 50 au Royaume-Uni et de 35 h en France, l'établissement français ayant appliqué la loi Aubry I dès le 1er janvier 2000.

> Représentation du personnel

Les structures de représentation du personnel sont nationales, avec un Comité d'Entreprise en France (CE) et un Company Council au Royaume-Uni (CCO), ou binationales à travers le Comité d'Entreprise Européen. Le CE et le CCO disposent d'un budget de 1 % de la masse salariale, pour le développement des œuvres sociales. Les accords collectifs ont été négociés avec cinq organisations syndicales en France (CFDT, CGC, CGT, CFTC, FO) et un syndicat au Royaume-Uni (TGWU).

> Formation

Eurotunnel a consacré environ 4 % de sa masse salariale pour 130 000 heures de formation dépensées en 2002. La stratégie de formation est développée autour de 4 axes principaux : la sécurité, les formations techniques, le service clientèle et le management.

> Emploi des personnes handicapées

La politique d'Eurotunnel est de développer l'emploi des personnes handicapées. En France, la société a atteint son objectif en s'assurant qu'au moins 3 % de l'effectif total soit représenté par des travailleurs handicapés. Au Royaume-Uni, l'emploi des personnes handicapées est régi par la loi contre la discrimination vis-à-vis des personnes handicapées (Disability Discrimination Act).

> Hygiène et Sécurité

Hygiène et Sécurité sur le lieu de travail sont coordonnées par la Direction Sécurité, Qualité, Hygiène et Environnement, sous la responsabilité directe du Directeur Général du Groupe. Un comité de direction a également la responsabilité de la veille réglementaire. Eurotunnel a fait des progrès importants en réduisant le taux d'accidents sur le lieu de travail. Les résultats démontrent que des progrès supplémentaires ont été faits en 2002. Le taux de fréquence des accidents du travail, sur une moyenne glissante de 12 mois, avec arrêt de travail par million d'heures travaillées a été ramené à 2,78 pour le personnel d'Eurotunnel et à 9,07 pour le personnel sous-traitant. En 1999, les chiffres correspondants étaient de 10,0 pour Eurotunnel et de 22,7 pour les sous-traitants.

> L'implication dans la vie communautaire

Eurotunnel joue un rôle actif dans son environnement local. Son implication cible l'éducation, la revitalisation économique, des initiatives transmanche, le tourisme et le transport. Ceci se traduit au niveau local par des actions régionales et nationales. Le développement de terrains, dont Eurotunnel est propriétaire, en particulier en France, contribue à la création d'emplois dans les industries de commerce et de service, et encourage en même temps les voyages transmanche (voir Le développement régional).

8 A



Samphire Hoe
A piece of land stretching over 20 hectares between Folkestone and Calais, created by 5 million m³ of chalk marl excavated during the construction of the Tunnel. The site has been transformed into a home for 118 species of plants, 79 species of birds and more than 200 species of invertebrates.

Une plateforme de terre qui s'étend sur plus de 20 hectares entre Folkestone et Calais, créée avec 5 millions m³ de craie extraits pendant la construction du Tunnel. Le site a été transformé en habitat pour 118 espèces de plantes, 79 espèces d'oiseaux et plus de 200 espèces d'invertébrés.



Sustainable development

Environmental responsibility

> Policy
For Eurotunnel, environmental protection is a key consideration in the way we run our business.

> Waste/energy management
Eurotunnel is continuously improving its environmental management performance. The company has further developed its waste management programme to include special industrial waste such as batteries, solvents, brake pads, lighting tubes, and ordinary waste including steel rails, vegetation, paper, rubble, and tyres. A central waste collection zone has been created on each terminal.
Eurotunnel has installed improved systems in order to further reduce energy consumption, and envisages future use of renewable energy sources.

> Ecology
Since the construction phase, Eurotunnel has been monitoring flora and fauna on both of its terminals to understand better the evolution of the ecology of protected and non-protected species in their natural environment. This work has shown the important heritage value of both the UK and French sites. It has also shown that the flora and fauna continues to flourish despite the increase in activity in the company's operations. However, the deforestation of 50 hectares of trees and shrubbery in a bid to deter asylum seekers on the French terminal has inevitably caused some habitat destruction.

> Eurotunnel's environment management system
The Board supervises environmental issues via the Safety, Security & Environment Committee, comprising five of the non-executive directors. Within the management structure, a Safety, Quality, Health & Environment Directorate reports to the Chief Executive and is responsible for environmental policy implementation and monitoring. Eurotunnel has established an Environment management system based on ISO 14001 enabling it to identify, manage and monitor the company's activities and its impact on the environment.

> Expenditure
The main expenditure in 2002 related to the upgrade of waste water retention ponds and pollutant storage areas in workshops to comply with evolving legislation; improved waste sediment storage areas, and the implementation of selective waste collection.
Further information can be found in Eurotunnel's 2002 Environment Report, which is available online at www.eurotunnel.com

Social responsibility

> Staff numbers
Total staff numbers have decreased over the past year from 3,549 (of which 3,496 are on indefinite contracts) on 1 January 2002 to 3,427 (of which 3,400 are on indefinite contracts) on 31 December 2002 through natural staff turnover.

> Working hours
The weekly working hours are 37.5 hours in the UK and 35 hours in France. In France the Aubry I law has been applied since 1 January 2000.

> Staff consultation
Staff are represented through national structures with a Company Council (CCO) in the UK and a French Comité d'Entreprise (CE), as well as bi-nationally through the European Works Council. The CE and CCO are allocated a budget of 1% of the payroll for welfare activities. Collective agreements have been negotiated with one union in the UK (TGWU) and five unions in France (CFDT, CGC, CGT, CFTC, FO).

> Training
Eurotunnel allocated approximately 4% of its payroll in order to provide 130,000 hours of training in 2002. The training strategy is based around 4 key areas: safety, technical training, customer service and management.

> Employment of people with disabilities
Eurotunnel is an equal opportunities employer and complies with current legislation in the UK under the Disability Discrimination Act (1996). In France, the company has achieved its objective of ensuring that people with disabilities represent at least 3% of the total headcount.

> Health and Safety
Health and Safety in the workplace is co-ordinated by the Safety, Quality, Health and Environment Directorate, which reports to the Chief Executive. A Board committee is also responsible for monitoring performance. Eurotunnel has made significant progress in reducing accident rates in the workplace. Results demonstrate further improvement in 2002. The rate of frequency of accidents, as measured by a 12 month moving average of lost-time accidents per million hours worked, decreased to 2.78 for Eurotunnel staff and 9.07 for sub-contractors. In 1999, the corresponding figures were 10.0 for Eurotunnel staff and 22.7 for sub-contractors.

> Community Affairs
Eurotunnel plays an active role in the community. Its involvement focuses on education, *economic regeneration*, cross-Channel initiatives, tourism and transport. This is carried out at local level with some regional and national actions. The development of land owned by Eurotunnel, particularly in France, contributes to job creation in the retail and service industries whilst at the same time stimulating cross-Channel travel (see Regional development).

_Services ferroviaires

> Eurostar

En 2002, Eurostar a transporté 6 602 817 passagers dans le Tunnel sous la Manche, soit une baisse de 5 % par rapport à 2001. Les perspectives pour les lignes européennes à grande vitesse restent cependant encourageantes. Le premier tronçon de la ligne à grande vitesse reliant le Tunnel sous la Manche à "Fawkham Junction" (au sud de Londres), réduira la durée du voyage à destination de Paris et Bruxelles de 20 minutes, dès fin 2003. Le deuxième tronçon prolongera la ligne jusqu'à la gare de Londres-St Pancras et diminuera le temps de trajet de 15 minutes supplémentaires. La mise en exploitation d'une ligne à grande vitesse reliant Bruxelles à Amsterdam entraînera une ouverture possible du service ferroviaire de l'axe Amsterdam/Londres, dès 2007. Au cours de 2002, Eurostar a mis en service deux trains journaliers supplémentaires en direction de Disneyland Paris ainsi qu'un service saisonnier à destination d'Avignon.

> Trains de marchandises

Le trafic trains de marchandises dans le Tunnel sous la Manche a diminué de 40 % et représente 1 463 580 tonnes en 2002. Le service fret ferroviaire assuré par la SNCF et EWS a été sérieusement perturbé par les intrusions de clandestins sur le dépôt du fret ferroviaire de la SNCF à Frethun. Des mesures de sécurité supplémentaires sont maintenant en place à Frethun entraînant une remontée des tonnages de marchandises transportées.
Les revenus provenant des Chemins de fer se situent pour l'essentiel au niveau des charges minimales d'utilisation et représentent 38 % du chiffre d'affaires d'Eurotunnel.

\>>
Pourcentage du chiffre d'affaires d'Eurotunnel

38%



_Activités hors transport

Les activités hors transport proviennent essentiellement des revenus des activités de distribution, de télécommunication et de développement immobilier. Les revenus des activités hors transport représentent 32 millions d'euros en 2002.



Le développement régional

Eurotunnel contribue fortement au développement régional dans le Kent et le Pas-de-Calais. Le Tunnel sous la Manche a été un facteur de croissance économique important dans ces régions. Les terrains d'Eurotunnel autour du terminal français offrent un potentiel de développement de projets commerciaux, résidentiels ou ludiques.

Trois nouveaux hôtels à proximité du centre commercial de la Cité Europe ont ouvert leurs portes en novembre 2002, pour une clientèle d'affaires et de tourisme. De nouveaux sièges sociaux au sein du Parc d'Affaires encouragent la délocalisation des sociétés, mettant en avant l'excellent réseau de transports routiers. D'autres développements sont prévus pour 2003 avec la création de deux centres de distribution de 10 000 m², comprenant le complexe de magasins de marques de Marques Avenue, ouverture prévue pour fin 2003, et la construction de Castorama prévue au cours de l'année. Ces développements ont pour but de stimuler les traversées du Royaume-Uni au Continent via les navettes passagers d'Eurotunnel.

En tant que membre du « Kent Tourism Alliance », Eurotunnel a joué un rôle majeur pour stimuler le marché tourisme vers

de la fièvre aphteuse en 2001.

_Railway services

> Eurostar

Eurostar carried 6,602,817 passengers through the Channel Tunnel in 2002, a 5% fall on 2001. Despite this, the outlook for European high-speed rail services remains promising. The first section of the High Speed Rail Link from the Channel Tunnel to Fawkham Junction (south of London) will reduce journey times to Paris and Brussels by 20 minutes from late 2003. Phase two will extend the line to London St Pancras and will cut a further 15 minutes from journey times. The development of a high-speed line linking Brussels and Amsterdam will offer the prospect of London to Amsterdam rail services from 2007 onwards. During 2002, Eurostar launched new daily services to Disneyland Paris and a new seasonal service to Avignon.

> Freight trains

Rail freight tonnage through the Channel Tunnel fell by 40% to 1,463,580 tonnes in 2002. Services operated by EWS and SNCF were severely disrupted by asylum seekers at the SNCF-operated rail freight terminal at Frethun. Additional security measures are now in place at Frethun, resulting in the recovery of rail freight.

Revenue from the Railways consists mainly of payments guaranteed under the Minimum Usage Charge, and represents 38% of Eurotunnel's operating revenue.

>>>
Percentage of Eurotunnel's operating revenue

38%



_Non-transport activities

Non-transport activities comprise mainly income from retail, telecommunications, and land development. Revenue from non-transport activities totalled £20 million in 2002.

Regional development

Eurotunnel is an important contributor to regional development in Kent and the Pas-de-Calais. The Channel Tunnel has proved to be a major economic stimulus to these regions. Eurotunnel's land around the French terminal offers further development potential for commercial, residential, and leisure-based projects.

In November 2002, three new hotels for both leisure and business travellers were opened on Eurotunnel-owned land close to the "Cité Europe" shopping centre.

New office accommodation on the nearby business park is also encouraging businesses to relocate to take advantage of the excellent transport links. Further development is planned in 2003 with two 10,000 m^2 retail developments comprising the Marques Avenue designer outlet centre due to open at the end of 2003, and the construction of a Castorama DIY store also expected to commence during the year. These developments are aimed at stimulating travel from the UK to the Continent via Eurotunnel's passenger shuttles.

In the UK, Eurotunnel played a key role in moves to stimulate the inbound market to the UK following the 2001 foot-and-mouth crisis, as a founder member of the Kent Tourism Alliance.

10 A

Analyse financière

_Eurotunnel atteint son objectif d'équilibre de trésorerie

Eurotunnel a réalisé une solide croissance de ses revenus navettes en 2002, en hausse de 6 % par rapport à 2001 à taux de change constant. Les charges d'exploitation ont été tenues au niveau de 2001 malgré la hausse des primes d'assurance et des coûts de sûreté. Le résultat d'exploitation s'est amélioré de 3 % pour atteindre 326 millions d'euros, et la perte sous-jacente a été réduite de 68 millions d'euros, pour atteindre 144 millions d'euros en 2002. L'augmentation du cash flow d'exploitation ainsi que la réduction des coûts d'investissement et la réduction des charges d'intérêts générée par les opérations financières conclues en juillet 2002, ont permis à Eurotunnel d'atteindre son objectif d'équilibre de trésorerie avec un taux de couverture de 102 % de ses charges d'intérêts par sa trésorerie d'exploitation après investissement.

Afin de faciliter la comparaison entre 2002 et 2001, le résultat d'exploitation de l'exercice 2001 *a été recalculé au taux de change utilisé* pour la préparation des résultats au 31 décembre 2002 (£1 = €1,573) comme décrit dans le tableau ci-contre.

> Produits d'exploitation

Le revenu des services de navettes en 2002 a atteint 523 millions d'euros, en augmentation de 6 % par rapport à 2001 à taux de change constant. La croissance des volumes et des prix moyens a permis une forte augmentation du revenu camions. Une augmentation modeste des revenus voitures et autocars a été obtenue principalement grâce à une gestion efficace du prix moyen. Les revenus provenant des Chemins de fer, 342 millions d'euros, ont augmenté de 1 % et correspondent toujours, pour l'essentiel, aux paiements garantis par les charges minimales d'utilisation. En conséquence, les revenus de l'activité transport sont en augmentation de 4 % pour atteindre 865 millions d'euros. Les activités hors transport dont la distribution, le développement immobilier et les télécommunications sont *en baisse de 11 millions d'euros pour atteindre* 32 millions d'euros en 2002, principalement à cause d'une diminution du chiffre d'affaires des télécommunications et ventes de terrains.

> Résultat d'exploitation

Au cours de l'exercice, Eurotunnel a maintenu ses charges d'exploitation au même niveau qu'en 2001, *à taux de change constant. Ceci reflète la* réussite du contrôle serré des coûts et de l'amélioration de la productivité malgré l'augmentation significative de certaines charges externes, notamment les primes d'assurance et les coûts de sûreté nécessaire afin d'empêcher les intrusions de clandestins sur le terminal français.

Les amortissements et provisions sont en légère augmentation et atteignent 199 millions d'euros. Le résultat d'exploitation s'est donc amélioré de 3 % pour atteindre 326 millions d'euros.

> Frais financiers

Les frais financiers s'élèvent à 470 millions d'euros en 2002, en baisse de 69 millions d'euros par rapport à 2001 grâce aux opérations financières conclues en juillet 2002 et qui sont expliquées ci-dessous. 26 millions d'euros de cette économie sont non-récurrents.

> Résultat net

En 2002, Eurotunnel a réduit la perte sous-jacente de 68 millions d'euros par rapport à l'année précédente, à 144 millions d'euros en 2002.

Les pertes de change qui s'élèvent à 34 millions d'euros en 2002 par rapport à des gains de change de 14 millions d'euros en 2001, résultent principalement de la réévaluation des comptes courants intra-Groupe et n'ont pas d'impact sur la trésorerie du Groupe. Le bénéfice exceptionnel de 686 millions d'euros comprend le bénéfice exceptionnel de 681 millions d'euros généré par les opérations financières conclues en juillet ainsi que 74 millions d'euros générés par les opérations de rachat de sociétés de leasing au Royaume-Uni. Le Groupe a finalisé avec succès au cours de l'année un programme de simplification du matériel roulant. La suppression de certains équipements est la raison principale d'une sortie d'immobilisations de 67 millions d'euros *déduits du résultat exceptionnel.*

Le résultat net de l'exercice 2002 est un bénéfice de 508 millions d'euros, à comparer à une *perte de 188 millions d'euros en 2001.*

> Trésorerie et couverture des intérêts

La trésorerie d'exploitation a augmenté de 9 millions d'euros par rapport à 2001. Les dépenses d'investissements sont en diminution de 135 millions d'euros en 2001 pour atteindre 63 millions d'euros en 2002, en raison de l'achèvement proche du programme d'augmentation du nombre de navettes camions. Le flux de trésorerie après investissements a fortement augmenté pour atteindre 472 millions d'euros. L'augmentation de 125 millions d'euros des disponibilités résulte de ces améliorations, ainsi que du cash flow généré par les opérations de rachat de sociétés de leasing au Royaume-Uni.

Grâce à l'augmentation de la trésorerie d'exploitation, la réduction des dépenses d'investissement et les économies d'intérêts générées par les opérations financières, Eurotunnel a atteint son objectif d'équilibre de trésorerie. Le taux de couverture des intérêts (qui mesure la proportion des frais financiers nets qui peut être couverte par la trésorerie d'exploitation) s'élève à 102 % après investissements, en augmentation de 30 points par rapport à 2001. Le taux de couverture des intérêts avant investissements était de 116 % (97 % en 2001).

> Opérations financières

Le 12 juillet 2002 Eurotunnel a annoncé le succès des offres de rachat et de refinancement de sa dette et de remboursement anticipé de ses *Obligations Remboursables en Unités* ("ORU"). En conséquence, Eurotunnel a réduit son endettement de 686 millions d'euros, a généré un bénéfice exceptionnel de 681 millions d'euros, et a réduit ses charges d'intérêt de 54 millions d'euros par rapport à celles qui auraient été payées en 2002 en l'absence de ces opérations.

Avec le produit d'une émission de 740 millions de livres (équivalent à 1 137 millions d'euros) d'obligations à taux fixes remboursables en 2026-2028, Eurotunnel a racheté 1 291 millions d'euros de dette subordonnée au prix moyen pondéré de 43 % de sa valeur faciale, ce qui se traduit par une réduction de la dette nette de 681 millions d'euros, et a refinancé 528 millions d'euros de Dette Junior qui venait à échéance entre 2007 et 2012. De plus, Eurotunnel a allongé de 7 ans la maturité de 357 millions d'euros de Dette Senior reportée désormais à 2009-2012. Ces opérations ont permis une réduction nette de 29 millions d'euros de la charge d'intérêt en 2002, dont 26 millions d'euros sont non récurrents.

Le taux d'acceptation de l'offre de remboursement anticipé des 977 millions d'euros d'ORU était de 60 % du montant principal des ORU, ce qui a permis une réduction de la charge d'intérêt d'Eurotunnel d'environ 25 millions d'euros en 2002. Le rachat d'intérêts différés s'est traduit par une réduction de dette de près de 5 millions d'euros.

Le graphique ci-dessous montre l'impact de ces opérations sur le bilan :

Dette & Obligations Remboursables en Unités (en milliards d'euros)

Au 31 décembre 2001*			Au 31 décembre 2002	
Dette Senior & 4ᵉ Tranche	0,6		Dette Senior & 4ᵉ Tranche	0,6
			Dette Tier 1A	1,1
Dette Junior	5,3	- 0,3	Dette Junior	4,8
Crédit à Taux Révisable	1,7		Crédit à Taux Révisable	0,8
Crédit de Stabilisation	1,1		Crédit de Stabilisation	0,8
Intérêts courus	0,2	- 0,3	Intérêts courus	0,2
Obligations Participantes	1,3		Obligations Participantes	1,3
ORU	1,0	- 0,6	ORU	0,4
Total 11,2			**Total 10,0**	

* Les chiffres de 2001 ont été retraités au taux de change du 31 décembre 2002 (£1 = €1,537)

En combinaison avec la réduction de la charge *d'intérêt, l'allongement de l'échéancier de remboursement de la dette réduit de façon significa*tive le coût de service de la dette supporté par Eurotunnel au cours de la prochaine décennie. Aucun instrument de la dette d'Eurotunnel ne vient désormais à échéance avant 2006.

Ces opérations financières ont en outre substitué 1 137 millions d'euros de dette à taux fixe jusqu'en 2026-2028 en remplacement de 1 824 millions d'euros de dette à taux variable, réduisant ainsi considérablement l'exposition du Groupe aux variations de taux d'intérêt. En conséquence, plus de 80 % de la dette d'Eurotunnel porte intérêt à taux, soit plafonné, soit fixe jusqu'à 2009.

Au cours de l'exercice 2002 Eurotunnel a acheté trois sociétés de leasing au Royaume-Uni. Ces transactions ont permis à Eurotunnel de recevoir un bénéfice immédiat d'une partie de ses pertes fiscales. Ces opérations ont généré en 2002 un bénéfice exceptionnel net de 74 millions d'euros. La trésorerie générée peut, d'après les conditions stipulées dans le contrat de crédit d'Eurotunnel, *être utilisée pour rembourser sa* dette, ou racheter sa dette avec une décote sur le marché. Les 969 millions d'euros d'emprunts bancaires utilisés pour financer ces opérations *sont garantis par le biais des loyers dus aux* sociétés de leasing, sans avoir recours aux autres sociétés du Groupe, et se trouvent au bilan sous la rubrique "autres dettes financières". Les *969 millions d'euros de loyers à recevoir se trou*vent sous la rubrique "autres actifs financiers".

> Compte de résultat

en millions d'euros	2002 réalisé	2001 recalculé	2002/2001 % variation	2001 publié
Taux de change €/£	1,573	1,573		1,631
Navettes Eurotunnel	523	495	+ 6 %	505
Chemins de fer	342	338	+ 1 %	344
Activités transport	**865**	**833**	**+ 4 %**	**849**
Activités hors transport	32	43	- 26 %	44
Chiffre d'affaires	**897**	**876**	**+ 2 %**	**893**
Autres produits	17	27		27
Produits d'exploitation	**914**	**903**	**+ 1 %**	**920**
Charges d'exploitation	(389)	(389)	–	(395)
Marge d'exploitation	**525**	**514**	**+ 2 %**	**525**
Amortissements et provisions	(199)	(197)		(198)
Résultat d'exploitation	**326**	**317**	**+ 3 %**	**327**
Frais financiers	(470)			(539)
Perte sous-jacente	(144)			(212)
(Pertes) / gains de change	(34)			14
Bénéfice exceptionnel	686			10
Résultat net	**508**			**(188)**

> Trésorerie

en millions d'euros	2002 réalisé	2001 publié
Taux de change €/£	1,537	1,643
Trésorerie d'exploitation	535	526
Investissements	(63)	(135)
Flux de trésorerie après investissements	472	391
Frais financiers nets payés	(381)	(402)
Variation de trésorerie liée aux instruments de couverture	4	–
Produits nets d'opérations financières	13	11
Variation emprunts et autres immobilisations financières	16	(11)
Produits d'émission d'actions	1	–
Variation de la trésorerie disponible	**125**	**(11)**
Couverture d'intérêts avant investissements	116 %	97 %
Couverture d'intérêts après investissements	102 %	72 %

Financial analysis

_Eurotunnel achieved its target of cash breakeven in 2002

Eurotunnel achieved solid growth in Shuttle services revenues in 2002, up 6% compared to 2001 at constant exchange rates. Costs were held at 2001 levels despite upward pressure from insurance and security costs. Operating profit improved by 3% to £194 million and the underlying loss decreased by £42 million to £105 million. Increased cash flow from operations, together with lower capital expenditure and the interest charge reduction from the financial operations completed in July 2002, enabled Eurotunnel to achieve its target of cash breakeven, with interest cover after capital expenditure of 102%.

In order to assist the comparison between 2002 and 2001 in this analysis, the operating results for 2001 have been restated at the exchange rate used for the preparation of the 2002 results (£1=€1.573) as set out in the tables.

> Turnover

Shuttle services revenue of £333 million in 2002 was 6% higher than 2001 at constant exchange rates. Growth in truck volumes and *yields delivered strong revenue growth.* Modest revenue growth was achieved in the car and coach businesses, largely due to effective yield management. Railways revenue increased by 1% to £217 million and continues to be mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract. As a result, revenue from the core transport business increased by 4% to £550 million. Non-transport activities, which include revenue from retail, land development and telecoms activities declined by £8 million to £20 million due in large part to lower telecoms revenues and land sales.

> Operating profit

In 2002, Eurotunnel held its operating costs at the same level as in 2001 at constant exchange rates. This reflects the success of tight cost control and improved productivity in the face of significant upward pressures from *external sources, notably insurance premiums* and the costs of sustaining high levels of security to protect the French terminal from intrusions by asylum seekers.

Depreciation and provisions increased slightly to £140 million. Operating profit improved by 3% to £194 million.

> Interest

Eurotunnel's 2002 interest charge of £299 million was £31 million lower than in 2001 as a result of the financial operations completed in July which are more fully described below. £17 million of this reduction is non-recurring.

> Net result

In 2002, Eurotunnel reduced its underlying loss by £42 million compared to 2001, to £105 million.

Exchange losses (which result principally from the revaluation of current accounts between Group companies and have no cash effect) of £21 million were recorded in 2002 compared to £9 million of exchange gains in 2001. Of the £428 million net exceptional profit, a profit of £433 million resulted from the financial operations completed in July, and £47 million from the purchase of UK leasing companies. Set *against these exceptional profits is a write-off* of £50 million mainly due to the successful completion of a rolling stock simplification programme, resulting in the write-off of the residual value of equipment which has been removed.

The net result for 2002 was a profit of £302 million, compared to a loss of £132 million in 2001.

> Cash flow and interest cover

Cash flow from operating activities increased by £28 million compared to 2001. Capital expenditure fell from £82 million in 2001 to £41 million in 2002, as the investment programme to increase truck shuttle capacity neared completion. Cash flow after capital expenditure increased sharply to £307 million. The increase in cash balances of £81 million resulted from these improvements and from cash generated from the UK leasing transactions.

As a result of increased cash flow from operations, lower capital expenditure and interest savings achieved through financial operations, Eurotunnel achieved its target of cash breakeven. Interest cover (which measures operating cash flow as a proportion of the net cash interest charge) after capital expenditure at 102% was 30 points above 2001. Interest cover before capital expenditure was 116% compared to 97% in 2001.

> Financial operations

On 12 July 2002 Eurotunnel announced the successful completion of its debt buyback and refinancing proposals and its Equity Note exchange offer. As a result, Eurotunnel reduced its debt by £446 million, generated an exceptional profit of £433 million, and reduced interest charges for the year by £34 million compared to what they would have been had the operations not taken place.

With the proceeds from an issue of £740 million of fixed rate bonds repayable from 2026-2028, Eurotunnel repurchased £840 million of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443 million, and refinanced £343 million of its Junior Debt which was due to be repaid between 2007 and 2012. In addition Eurotunnel extended the maturity of £232 million *of Senior Debt by seven years to 2009-*2012. As a result of these operations, interest payable for 2002 was reduced by a net total of £18 million, of which £17 million is non-recurring.

The take up of the Equity Note exchange offer was 60% of the £636 million of the principal outstanding, resulting in a reduction in Eurotunnel's interest charges of £16 million in 2002. The repurchase of deferred interest *resulted in a debt reduction of £3 million.*

The graph below shows the impact of these *transactions on the balance sheet:*

Debt & Equity Notes
(in £ billion)

At 31 December 2001*			At 31 December 2002	
Senior & 4th Tranche Debt	0.4	-0.2	Senior & 4th Tranche Debt	0.4
			Tier 1A Debt	0.7
Junior Debt	3.4		Junior Debt	3.1
Resettable Advances	1.2		Resettable Advances	0.6
Stabilisation Facility	0.7	-0.2	Stabilisation Facility	0.5
Accrued Interest	0.1		Accrued interest	0.1
Participating Loan Notes	0.8		Participating Loan Notes	0.8
Equity Notes	0.7	-0.4	Equity Notes	0.3
Total 7.3			**Total 6.5**	

* 2001 has been restated to exchange rate at 31 December 2002 of £1=€1.537.

Combined with the reduction in interest charges, *the extension of debt repayments* significantly reduces Eurotunnel's debt service over the next decade. No debt is now *repayable before 2006.*

The transactions resulted in the replacement of £1,186 million variable rate debt with £740 million of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

During 2002, Eurotunnel purchased three leasing companies in the UK, enabling immediate value to be obtained for a proportion of its tax losses. These transactions have generated a net exceptional profit in 2002 of £47 million. *The cash generated may, under the terms of* Eurotunnel's loan agreements be used to repay debt, or repurchase debt at a discount to market value. The £630 million debt raised to fund the leasing activities is fully secured on lease receivables with no recourse to other Group companies, and can be found on the balance sheet under "other financial creditors". A similar value of lease receivables can be found under "other financial debtors".

> Profit and Loss Account

£ million	2002 actual	2001 restated	2002/2001 % change	2001 reported
Exchange rate €/£	1.573	1.573		1.631
Shuttle services	333	315	+6%	310
Railways	217	214	+1%	211
Transport activities	550	529	+4%	521
Non-transport activities	20	28	-26%	27
Operating revenue	570	557	+2%	548
Other income	11	17		16
Total turnover	**581**	**574**	**+1%**	**564**
Operating costs	(247)	(247)	–	(242)
Operating margin	334	327	+2%	322
Depreciation and provisions	(140)	(139)		(139)
Operating profit	**194**	**188**	**+3%**	**183**
Interest	(299)			(330)
Underlying loss	(105)			(147)
Exchange (losses) / gains	(21)			9
Exceptional profit	428			6
Net profit / (loss)	**302**			**(132)**

> Cash Flow Statement

£ million	2002 actual	2001 reported
Exchange rate €/£	1.537	1.643
Net cash flow from operations	348	320
Capital expenditure (net)	(41)	(82)
Cash flow after capital expenditure	307	238
Net interest paid	(248)	(245)
Net receipts from exchange rate hedging	2	–
Net receipts from financial operations	9	6
Net cash flow from change in financial assets and liabilities	10	(6)
Net equity receipts	1	–
Increase / (decrease) in cash balances	**81**	**(7)**
Interest cover before capital expenditure	116%	97%
Interest cover after capital expenditure	102%	72%

Comptes Combinés du Groupe Eurotunnel

> Bilan

	31 DÉCEMBRE 2002 EN MILLIERS D'EUROS	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS
ACTIF		
IMMOBILISATIONS CORPORELLES		
Immobilisations mises en Concession	12 612 299	12 788 300
Immobilisations propres	4 658	5 205
Total immobilisations corporelles	12 616 957	12 793 505
IMMOBILISATIONS FINANCIÈRES		
Participations	154	154
Autres	23 744	113
Actif immobilisé	12 640 855	12 793 772
Stocks	21 292	21 287
Clients et comptes rattachés	73 033	80 027
État et autres créances	19 756	16 760
Autres actifs financiers	968 965	164 458
Valeurs mobilières de placement et disponibilités	371 228	254 235
Actif circulant	1 454 274	536 767
Charges constatées d'avance	66 215	73 815
Total de l'actif	**14 161 344**	**13 404 354**

> Compte de résultat

	31 DÉCEMBRE 2002 EN MILLIERS D'EUROS	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS
PRODUITS D'EXPLOITATION		
Chiffre d'affaires	896 922	892 979
Autres produits, transferts de charges et reprises sur provisions	17 221	26 838
Total produits d'exploitation	914 143	919 817
CHARGES D'EXPLOITATION		
Achats et charges externes (nets)	227 192	238 470
Salaires et charges sociales	160 494	155 408
Dotations aux amortissements	167 035	160 365
Dotations aux provisions	32 528	37 655
Autres charges	1 070	1 237
Total charges d'exploitation	588 319	593 135
Résultat d'exploitation	**325 824**	**326 682**
PRODUITS FINANCIERS		
Intérêts et produits assimilés	27 401	14 916
Produits nets sur cessions de valeurs mobilières de placement	932	1 088
Différences de change	7 124	15 502
Total produits financiers	35 457	31 506

PASSIF		
Capital social	389 373	343 345
Primes d'émission	3 202 671	2 659 062
Réserve	5 103	5 103
Report à nouveau	(831 317)	(643 483)
Résultat de l'exercice	508 107	(187 834)
Écart de conversion	(514 773)	(914 157)
Capitaux propres	2 759 164	1 262 036
Provision pour risques et charges	132 787	112 311
Emprunts obligataires	1 677 832	2 346 052
Dettes financières	8 105 216	8 986 293
Intérêts courus	196 178	224 013
Concours bancaires courants	13	4
Autres dettes financières	968 965	164 458
Autres dettes	283 989	268 214
Dettes	11 232 193	11 989 034
Produits constatés d'avance	37 200	40 973
Total du passif	**14 161 344**	**13 404 354**

> Tableau de financement

	31 DÉCEMBRE 2002 EN MILLIERS D'EUROS	31 DÉCEMBRE 2001 EN MILLIERS D'EUROS
Flux de trésorerie lié aux opérations d'exploitation	534 964	525 728
Flux de trésorerie lié à l'impôt	(45)	(34)
Flux de trésorerie lié aux opérations financières	(377 437)	(402 121)
Flux de trésorerie lié aux immobilisations	(63 200)	(134 504)
Flux de trésorerie lié aux opérations exceptionnelles	13 281	10 644
Flux de trésorerie net avant opérations de financement	107 563	(287)
Flux de trésorerie lié aux opérations de financement	17 430	(10 481)
Variation de trésorerie	**124 993**	**(10 768)**

CHARGES FINANCIÈRES		
Intérêts et charges assimilées	498 627	555 169
Différences de change	40 110	990
Total charges financières	538 737	556 159
Résultat financier	(503 280)	(524 653)
Résultat exceptionnel	685 608	10 171
Impôt	45	34

RÉSULTAT DE L'EXERCICE		
Bénéfice / (perte)	**508 107**	**(187 834)**
Bénéfice / (perte) par Unité (en centimes d'euro)	**22,9**	**(9,0)**
Bénéfice / (perte) par Unité après dilution (en centimes d'euro)	**21,9**	**(5,6)**

Notes

1. Les informations présentées dans ce rapport abrégé constituent un résumé des Comptes Combinés au 31 décembre 2002 du Groupe Eurotunnel tels qu'arrêtés par le Conseil du 7 février 2003.

2. Ces comptes ont été préparés en utilisant les principes de conversion des devises définis dans les annexes. Le taux de change moyen €/£ pour 2002 était de £1= 1,573 € (taux moyen 2001 : £1 = 1,631 €). Le taux au 31 décembre 2002 était de £1 = 1,537 € (31 décembre 2001 : £1 = 1,643 €).

3. Les Comptes Combinés ont été certifiés sans réserves ni observations par les Commissaires aux Comptes et les Auditors.

4. Les Comptes Combinés résultent de la consolidation horizontale des Comptes d'Eurotunnel SA et de ses filiales, et des Comptes Consolidés d'Eurotunnel plc. Ces comptes ont été établis dans la perspective de la continuité de l'exploitation, selon la méthode du coût historique et suivant les principes comptables généralement admis en France et ceux décrits dans les annexes des Comptes Combinés. Les Comptes Combinés ont été établis sur la base des conventions de crédit en vigueur à la date d'arrêté des comptes. Eu égard à la structure du Groupe Eurotunnel, les Comptes Combinés sont les comptes consolidés d'Eurotunnel SA au sens de l'arrêté du 22 juin 1999 portant homologation du règlement n° 99-02 du Comité de Réglementation Comptable sur les comptes consolidés.

5. Bénéfice/(perte) par Unité

(EN CENTIMES D'EURO)	2002	2001
Bénéfice / (perte) net par Unité	22,9	(9,0)
Perte avant résultat exceptionnel	(8,0)	(9,5)
Bénéfice / (perte) net par Unité après dilution	21,9	(5,6)

Le bénéfice par Unité, après impôts et éléments exceptionnels, est calculé en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice, 2 216 918 185 (31 décembre 2001 : 2 083 750 996) et le bénéfice de l'exercice de 508 107 000 € (31 décembre 2001 : perte de 187 834 000 €).
La perte par Unité, après impôt et avant éléments exceptionnels est calculée en utilisant la moyenne pondérée du nombre d'Unités en cours pendant l'exercice telle qu'indiquée ci-dessus et la perte de 177 501 000 (31 décembre 2001 : 198 005 000 €) avant le produit exceptionnel de 685 608 000 € (31 décembre 2001 : 10 171 000 €).
Le bénéfice net par Unité pour l'exercice après dilution est calculé en utilisant le nombre total d'Unités qui pourraient être émises, compte tenu des conditions de marché à la date de clôture, par l'exercice des instruments existants. Le nombre d'Unités après dilution est de 2 400 114 202 (2001 : 2 547 933 007), et le résultat ajusté de l'année est un bénéfice de 525 571 000 € au 31 décembre 2002 (2001 : perte de 142 890 000 €).

138

Eurotunnel Group Combined Accounts

> Balance sheet

	31 December 2002 £'000	31 December 2001 £'000
ASSETS		
TANGIBLE FIXED ASSETS		
Concession fixed assets	8,829,951	8,961,339
Other fixed assets	3,031	3,168
Total tangible fixed assets	8,832,982	8,964,507
FINANCIAL FIXED ASSETS		
Shares	100	94
Others	15,448	69
Total fixed assets	8,848,530	8,964,670
Stocks	13,853	12,956
Trade debtors	47,517	48,708
Other debtors	12,854	10,200
Other financial debtors	630,426	100,096
Investments and liquid funds	241,528	154,740
Total current assets	946,178	326,700
Prepaid expenses	43,080	44,925
Total assets	**9,837,788**	**9,336,295**

> Profit and loss account

	Year ended 31 December 2002 £'000	Year ended 31 December 2001 £'000
TURNOVER		
Turnover and other operating income	570,198	547,504
Other income	10,948	16,455
Total turnover	581,146	563,959
OPERATING EXPENDITURE		
Materials and services (net)	144,433	146,211
Staff costs	102,030	95,284
Depreciation	119,149	115,438
Provisions	20,679	23,087
Other operating charges	680	758
Total operating expenditure	386,971	380,778
Operating profit	**194,175**	**183,181**
FINANCIAL INCOME		
Interest receivable and similar income	17,420	9,145
Profit on disposal of investments	593	667
Exchange differences	4,529	9,504
Total financial income	22,542	19,316

SHAREHOLDERS' FUNDS AND LIABILITIES		
Issued share capital	264,160	234,251
Share premium account	2,126,706	1,773,484
Other reserve	3,483	3,483
Profit and loss account reserve	(603,359)	(470,951)
Profit/(loss) for the year	302,487	(132,408)
Exchange adjustment reserve	325,848	538,104
Total shareholders' funds	2,419,325	1,945,963
Provisions	86,393	68,357
Loan notes	1,091,628	1,427,907
Loans	5,273,400	5,469,442
Accrued interest	127,637	136,344
Overdrafts	8	3
Other financial creditors	630,426	100,096
Other creditors	184,768	163,245
Total creditors	7,307,867	7,297,037
Deferred income	24,203	24,938
Total shareholders' funds and liabilities	**9,837,788**	**9,336,295**

> Cash flow statement

	YEAR ENDED 31 DECEMBER 2002 £'000	YEAR ENDED 31 DECEMBER 2001 £'000
Net cash inflow from operating activities	348,059	319,982
Taxation	(29)	(21)
Returns on investments and servicing of finance	(245,567)	(244,748)
Capital expenditure	(41,118)	(81,865)
Other non-operating cash flows	8,641	6,478
Cash inflow / (outflow) before financing	69,986	(174)
Financing	11,340	(6,380)
Increase / (decrease) in cash in the period	**81,326**	**(6,554)**

FINANCIAL CHARGES		
Interest payable and similar charges	316,991	340,386
Exchange differences	25,499	606
Total financial charges	342,490	340,992
Financial result	(319,948)	(321,676)
Exceptional result	428,289	6,108
Taxation	29	21
RESULT		
Profit / (loss) for the year	**302,487**	**(132,408)**
Earnings / (loss) per Unit	**13.6p**	**(6.4p)**
Fully diluted earnings / (loss) per Unit	**13.1p**	**(4.1p)**

Notes

1. The Summary Financial Statements are extracted from the Report and Accounts of Eurotunnel which were approved by the Board on 7 February 2003.

2. The Combined Accounts have been prepared applying exchange rates as described in the notes to the accounts. The average €/£ exchange rate in 2002 was £1 = € 1.573 (average 2001 exchange rate: £1 = € 1.631). The 2002 year end exchange rate was £1 = € 1.537 (31 December 2001 : £1 = € 1.643).

3. The Auditors and Commissaires aux Comptes have reported on the Combined Accounts. Their report was not qualified.

4. The Combined Accounts consist of the combination of the accounts of Eurotunnel plc Group and Eurotunnel SA Group. These Combined Accounts have been prepared on the going concern basis, under the historical cost convention and in accordance with accounting principles generally accepted in France and the accounting policies set out in the notes to the accounts. The Combined Accounts constitute the Eurotunnel SA Group Consolidated Accounts according to French law.

5. Earnings/(loss) per Unit

	2002 (p)	2001 (p)
Basic	13.6	(6.4)
Pre-exceptional result	(5.7)	(6.6)
Fully diluted	13.1	(4.1)

The basic earnings per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,216,918,185 (2001: 2,083,750,996) and the profit for the year of £302,487,000 (2001 loss : £132,408,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £125,802,000 (2001: £138,516,000) before crediting the exceptional profit of £428,289,000 in 2002 (2001: £6,108,000).

The fully diluted earnings per Unit for the year is calculated using the fully diluted number of Units of 2,400,114,202 (2001: 2,547,933,007) and the adjusted profit for the year of £313,589,000 (2001 loss : £104,855,000).

Comptes sociaux d'Eurotunnel SA

> Bilan

	31 DÉCEMBRE 2002 NET EN EUROS	31 DÉCEMBRE 2001 NET EN EUROS
ACTIF		
IMMOBILISATIONS FINANCIÈRES		
Participations	117 520 441	117 520 441
Créances rattachées à des participations	1 340 083 398	1 047 295 380
Actif immobilisé	1 457 603 839	1 164 815 821
Avances et acomptes	–	33 581
Créances clients et comptes rattachés	953 488	688 693
Créances sur l'État et autres collectivités publiques	101 740	111 166
Groupe et associés	9 507 365	9 015 840
Autres créances	46	421 397
Disponibilités	919	268 386
Actif circulant	10 563 558	10 539 063
Total de l'actif	**1 468 167 397**	**1 175 354 884**

	31 DÉCEMBRE 2002 NET EN EUROS	31 DÉCEMBRE 2001 NET EN EUROS
PASSIF		
Capital social	354 382 674	312 637 103
Primes d'émission	1 540 962 857	1 289 919 072
Réserve	5 102 987	5 102 987
Report à nouveau	(433 386 596)	(438 283 011)
Résultat de l'exercice	(11 949)	4 896 415
Capitaux propres	1 467 049 973	1 174 272 566
Concours bancaires courants	–	912
Groupe et associés	114 291	114 291
Avances et acomptes	–	–
Fournisseurs et comptes rattachés	755 174	779 895
Dettes fiscales et sociales	175 556	143 607
Autres dettes	72 403	43 613
Dettes	1 117 424	1 082 318
Total du passif	**1 468 167 397**	**1 175 354 884**

Notes

1. Les informations présentées dans ce rapport abrégé constituent un résumé des comptes sociaux d'Eurotunnel SA au 31 décembre 2002 tels qu'arrêtés par le Conseil du 7 février 2003.

2. Eurotunnel SA, société holding du Groupe Eurotunnel en France, détient la quasi-totalité du capital de France Manche SA, l'une des deux sociétés Concessionnaires de la Liaison Fixe Transmanche, et assure pour le compte des Concessionnaires les relations avec les actionnaires. Dans ce cadre, Eurotunnel SA inscrit au compte de résultat les prestations de personnel relatives à ses activités, qui lui ont été facturées par les sociétés du Groupe. Eurotunnel SA facture à France Manche SA sa prestation de [illegible]

3. Les Comptes d'Eurotunnel SA ont été établis dans la perspective de la continuité de l'exploitation selon la méthode du coût historique et conformément aux principes comptables généralement admis en France et ceux décrits en annexe.
Les Comptes d'Eurotunnel SA ont été certifiés sans réserves ni observations par les Commissaires aux Comptes.

4. L'exercice d'Eurotunnel SA, clos le 31 décembre 2002, fait apparaître une perte de 11 949 € qu'il est proposé d'affecter en report à nouveau.

> Compte de résultat

	31 DÉCEMBRE 2002 EN EUROS	31 DÉCEMBRE 2001 EN EUROS
PRODUITS D'EXPLOITATION		
Production vendue de services	3 086 022	11 758 209
Total produits d'exploitation	3 086 022	11 758 209
CHARGES D'EXPLOITATION		
Autres achats et charges externes	2 740 511	6 294 052
Salaires et charges	–	353 465
Impôts et taxes	83 598	14 337
Autres charges	218 859	155 766
Total charges d'exploitation	3 042 968	6 817 620
Résultat d'exploitation	43 054	4 940 589
PRODUITS FINANCIERS		
Intérêts et produits assimilés	217	1 713
Total produits financiers	217	1 713
CHARGES FINANCIÈRES		
(Gains)/pertes de change	10 220	11 586
Total charges financières	10 220	11 586
Résultat financier	(10 003)	(9 873)
Résultat exceptionnel	–	–
Impôt	45 000	34 301
Résultat de l'exercice	**(11 949)**	**4 896 415**

Eurotunnel plc Group consolidated accounts

> Consolidated balance sheet as at 31 December 2002

	2002 £'000	2001 £'000
FIXED ASSETS		
Tangible assets	4,326,607	4,390,719
Investment in Eurotunnel Services G.I.E. (ESGIE)	1	1
	4,326,608	4,390,720
CURRENT ASSETS		
Stocks	10,722	10,220
Debtors		
Debtors due after more than one year	628,476	114,183
Debtors due within one year	70,204	53,294
	698,680	167,477
Investments	195,668	68,100
Cash at bank and in hand	15,544	26,769
	920,614	272,566
CREDITORS - Amounts falling due within one year	(425,099)	(217,495)
Net current assets	495,515	55,071
Total assets less current liabilities	4,822,123	4,445,791
CREDITORS - Amounts falling due after more than one year	(3,742,183)	(3,744,267)
PROVISIONS FOR LIABILITIES AND CHARGES	(41,442)	(33,180)
Net assets	**1,038,498**	**668,344**
CAPITAL AND RESERVES		
Called up share capital	23,625	20,842
Share premium account	1,015,568	825,467
Profit and loss account	(695)	(177,965)
Equity shareholders' funds	**1,038,498**	**668,344**

> Profit and loss account for the year ended 31 December 2002

	2002 £'000	2001 £'000
Turnover	288,556	270,996
Other operating income	25,327	25,727
Staff costs	(79,117)	(74,935)
Depreciation and amounts written off tangible fixed assets	(59,161)	(57,693)
Exceptional write-offs	(24,809)	–
	(83,970)	(57,693)
Other operating charges	(75,418)	(74,485)
Operating profit	75,378	89,610
Profit on sale of assets and subsidiary undertakings	47,112	8,795
Profit on ordinary activities before interest and taxation	122,490	98,405
Interest receivable and similar income	17,922	11,677
Interest payable and similar charges	(184,724)	(174,219)
Exceptional profit on financial operations	221,582	127,731
Profit on ordinary activities before and after taxation and for the financial year	**177,270**	**63,594**

Notes

1. This summary financial statement on page 15, which is a summary of information extracted from the Report and Accounts of Eurotunnel plc which were approved by the Board of Directors on 7 February 2003, and was signed on its behalf by Richard Shirrefs does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Group or of the Company, as would be provided by the full Annual Report and Accounts. For further information, the full annual accounts which include policies and arrangements concerning directors' remuneration in the directors' remuneration report, the Auditors' report on those accounts and the Directors' Report should be consulted. Shareholders have the right to request a copy of the full Report and Accounts free of charge. If you wish to receive copies of the full Report this year and in future years, please write to Eurotunnel's registrars, Computershare Services plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7ZF.

2. Summary Directors' Report
Eurotunnel's activities, a review of its operations, the progress it has made in the financial year under review and likely future developments are summarised in this document. The financial review is set out on page 12.
Aggregate Directors' emoluments for the year were £852,413 (2001 : £972,101) and pensions contributions were £123,061 (2001: £57,032).
FRS 14 ("Earnings per Share") applies to companies whose shares are publicly traded.

As the EPLC shares cannot be publicly traded in themselves but only as part of a Unit, the disclosure requirements only apply to the combined earnings per Unit, which is disclosed on page 14.

3. Directors
The Directors of Eurotunnel at the date of this report are listed on page 3.

4. Auditors
The Auditors' Report on the Accounts of the Company was not qualified. The Auditors' Report did not contain a statement under either section 237(2) of the Companies Act 1985 (accounting records or returns inadequate or accounts not agreeing with records or returns or section 237(3) (failure to obtain necessary information and explanations.

5. Statement of the Auditors to the Shareholders of Eurotunnel plc pursuant to section 251 of the Companies Act 1985.
We have examined the summary financial sta.ement set out on page 15.

> Respective responsibilities of Directors and Auditors

The directors are responsible for preparing the summarised annual report in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the full annual accounts, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement. This statement is made solely to the company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our work, for this report, or for the opinions we have formmed.

> Basis of opinion

We conducted our examination in accordance with Bulletin 1999/6 "The auditor's statement on the summary financial statement" issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Group's full annual accounts describes the basis of our audit opinion on those accounts.

> Opinion

In our opinion the summary financial statement is consistent with the full accounts, the directors' report and the directors' remuneration report of Eurotunnel plc for the year ended 31 December 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London, 7 February 2003

_Information actionnaires

> Assemblées Générales
Les Assemblées Générales d'Eurotunnel SA (sur 2e convocation) et d'Eurotunnel plc auront lieu le 15 mai 2003 à Paris. Une réunion d'information se tiendra le 16 mai à Londres. Les documents des assemblées seront envoyés aux actionnaires nominatifs à partir de début avril 2003. Pour participer aux assemblées, les actionnaires au porteur devront s'adresser à leur intermédiaire financier qui procédera aux formalités habituelles et à l'immobilisation des titres. Pour tout autre renseignement sur les réunions actionnaires, consultez la rubrique «Le groupe» sur www.eurotunnel.com.

> Comités consultatifs d'actionnaires
Les comités français et britannique ont pour vocation d'être des organes de réflexion et de proposition en matière d'information et de communication aux actionnaires individuels. Un tiers des membres de chaque comité est renouvelé à la fin de chaque année. De plus amples informations, sur les membres des comités ou pour postuler, sont disponibles sur le site internet.

> Registre nominatif français
Le registre nominatif français est tenu par Crédit Agricole Investor Services Corporate Trust, Service aux Emetteurs, 128-130 Boulevard Raspail, 75288 Paris Cedex 06, tél : 01 43 23 84 24, titres-actionnaires@ca-indosuez.com.

L'inscription nominative apporte plusieurs avantages tels que la gratuité de la gestion des titres, la garantie d'une information personnalisée, l'accès facilité aux assemblées générales ainsi que la possibilité de bénéficier d'avantages tarifaires (voir paragraphe suivant).

> Avantages tarifaires
Tout actionnaire détenant un minimum de 1 000 titres, inscrits depuis 3 mois sur le registre nominatif de la société, peut bénéficier d'une réduction de 30 % sur les tarifs standards voitures pour 3 allers et retours ou 6 allers simples par an. Pour bénéficier de la réduction, veuillez contacter le Centre d'Information des Actionnaires ou consultez www.eurotunnel.com et cliquez sur la rubrique «Le groupe».

> Information
Pour en savoir plus sur Eurotunnel, consultez la rubrique «Le groupe» sur www.eurotunnel.com ou contactez le Centre d'Information des Actionnaires, BP 69, 62904 Coquelles Cedex, n° azur : 0810 627 627, info.actionnaires@eurotunnel.com.

> Le rapport annuel en version électronique
Pour recevoir le rapport annuel, directement sur votre messagerie électronique, enregistrez votre adresse sur www.computershare.com/uk/register/eurotunnel ou en téléphonant au 01 43 23 84 24.

www.eurotunnel.com, «Le groupe»
Centre d'Information des Actionnaires, n° azur : 0810 627 627

Le saviez-vous ?



Le Tunnel sous la Manche est long de 50 km et ses 39 km sous le fond de la mer en font le **tunnel sous-marin le plus long du monde.**



Eurotunnel, c'est environ 24 000 **personnes, 6 400 voitures** et 3 300 **camions** transportés chaque jour dans ses navettes, auxquels il convient d'ajouter **une cinquantaine de chiens et de chats.**



Eurotunnel, c'est un matériel roulant de **16 navettes camions** (dont 13 en service commercial) et **9 navettes passagers.**



La fréquence maximale en période de pointe est de 6 départs par heure dans chaque sens pour les navettes camions et de 4 départs par heure dans chaque sens pour les navettes passagers.



Le centre commercial « Cité Europe » reçoit plus de 15 millions de visiteurs par an, dont 35 % du Royaume-Uni.

Shareholder information

> Annual General Meetings

The Annual General Meetings of Eurotunnel plc and Eurotunnel SA (2nd convening) will take place on 15 May 2003 in Paris. A shareholder information meeting will be held on 16 May in London. Notices of meetings and voting forms will be sent to UK and French registered shareholders from the beginning of April. Further information on shareholder meetings can be found on the "Company information" section at www.eurotunnel.com.

> Shareholder Consultative Committees

The UK and French shareholder committees act as a forum for discussion and proposals on information and communication for individual shareholders. One third of the members is replaced at the end of each year. Further information on committee members and how to apply can be found on the website.

> UK Share Register

For information on your shareholding, please contact Computershare Investor Services plc, Registrar for Eurotunnel plc, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH.
Tel: 0870 702 0000,
web.queries@computershare.co.uk.

> Travel Privileges

Registered shareholders holding a minimum of 1,000 units, in one holding for at least three months, may apply for a 30% discount applicable to standard car fares on three return (or six single) journeys per year. For further information or to apply for the discount, please contact the Shareholder Information Centre or visit www.eurotunnel.com, and click on the "Company information" section.

> Information

For further information on Eurotunnel, please visit the "Company information" section at www.eurotunnel.com or contact the Shareholder Information Centre, PO Box 302, Folkestone, Kent CT19 4QZ, tel: 08457 697 397, or email: shareholder.info@eurotunnel.com.

> The Annual Report by email

To receive your next Annual Report directly by email, please register at:
www.computershare.com/uk/register/eurotunnel.

www.eurotunnel.com, "Company information"
Shareholder Information Centre, tel: 08457 697 397





Did you know?

The Channel Tunnel is 50km long, with the 39km undersea section being **the longest undersea tunnel in the world.**

On average **24,000 people, 6,400 cars and 3,300 trucks** travel on Eurotunnel shuttles every day, including approximately **50 cats and dogs.**

Eurotunnel's rolling stock fleet comprises **16 truck shuttles** (of which 13 are in commercial service) and **9 passenger shuttles.**

Maximum service levels at peak times are 6 departures per hour in each direction for truck shuttles, and 4 departures per hour in each direction for passenger shuttles.

"The Cité Europe" shopping centre welcomes over 15 million visitors a year (35% from the UK).

Eurotunnel remercie ses collaborateurs qui apparaissent sur les photographies illustrant ce rapport annuel abrégé.
Eurotunnel would like to thank its employees appearing in the photographs featured in this Summary Annual Report.

Les Comptes Annuels complets sont disponibles sur le site internet www.eurotunnel.com ou sur demande auprès du Centre d'Information des Actionnaires au 0810 627 627
The full Annual Accounts are available on the internet site www.eurotunnel.com or by request to the Shareholder Information Centre: 08457 697 397

Conception Réalisation / Designed and produced by Altedia Communication. / Photos : Carl de Keyser / Magnum, Michel Labelle

Eurotunnel SA : Société Anonyme au capital de 354 382 674 euros - 334 192 408 RCS Paris - Siège social : 19, boulevard Malesherbes, 75008 Paris
Eurotunnel plc: Registered Office – Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS. Registered in England and Wales No. 1960271.

16A


9113
EURO
TUNNEL

Eurotunnel SA
Société anonyme au capital de 354 382 674 euros - 334 192 408 RCS Paris
Siège social : 19, boulevard Malesherbes - 75008 Paris

Eurotunnel plc
Registered Office - Cheriton Parc, Cheriton High Street, Folkestone, Kent CT19 4QS
Registered in England and Wales n°1960271

2002
Comptes Annuels /
Annual Accounts

